UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 1-U	OMB Number: 3235-0722 Expires: December 31, 2024 Estimated average burden hours per response

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) September 29, 2023

DF Growth REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-1263155
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Symphony Tower 750 B Street Suite 1930 San Diego, CA 94101

(Full mailing address of principal executive offices)

(858) 430-8528

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Investor Shares

Item 9.	Other Events

Pursuant to Section 9.2 of the LLC Agreement (the “LLC Agreement”) by and among DF Growth REIT, LLC (the “Company”); DF Manager, LLC (the “Manager”); DiversyFund, Inc. (the “Sponsor”); and the members of the Company, the Manager has determined that it is in the best interests of the Company and its members to extend the Dissolution Date (as defined in the LLC Agreement).

The new Dissolution Date is December 31, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) DF Growth REIT, LLC

By (Signature and Title) DF Manager, LLC, as Manager By: DiversyFund, Inc. as Manager By: /s/ Craig Cecilio, Chief Executive Officer

Date September 29, 2023

2